Exhibit 99.1

Trillion Provides Corporate Update

May 15, 2026 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62), a Canadian oil exploration company focused on Türkiye, is providing an update on its previously announced private placement, the status of its M47 oil exploration farm-in, and the filing status of its audited annual financial statements, management’s discussion and analysis and related CEO and CFO certifications for the year ended December 31, 2025 (collectively, the “Annual Filings”).

Private Placement and M47 Farm-In Update. The Company expects to close the previously announced private placement on or about May 22, 2026, subject to satisfaction of customary closing conditions. The Company expects to use a portion of the proceeds to fund amounts required in connection with its M47 farm-in obligations, including amounts related to an extension of the deadline for payment of the first tranche of US$9.5 million to June 30, 2026. As previously disclosed, the Company has an agreement to earn a 29% participating interest in the M47 C3 and C4 licences in southeastern Türkiye, subject to satisfying its funding commitments.

Annual Filings and MCTO Status. This news release constitutes a bi-weekly default status report in accordance with National Policy 12-203. As previously announced on May 1, 2026, the British Columbia Securities Commission granted a management cease trade order (the “MCTO”) in connection with the Annual Filings which restricts trading in the Company’s securities by certain insiders, including the Chief Executive Officer and Chief Financial Officer, until the Annual Filings have been completed and the MCTO has expired or been revoked. The MCTO does not affect the ability of other shareholders to trade in the Company’s securities.

The Company previously announced that it expected to file the Annual Filings on or about May 8, 2026. The Annual Filings have not yet been filed. Since the last report, the Company has responded to recent audit requests and provided outstanding supporting materials requested by its auditor, which it believes should be sufficient to close complete the audit. The Company continues to work with its auditor and advisors to complete the Annual Filings and expects to file the Annual Filings as soon as practicable. The Company will continue to issue bi-weekly default status reports until the Annual Filings are filed, or until it is otherwise no longer required to do so under NP 12-203. Other than as disclosed in this news release, there have been no material changes to the information contained in the Company’s May 1, 2026 default announcement. The Company confirms that, as of the date of this news release: (i) it has not failed to fulfill its stated intentions with respect to satisfying the alternative information guidelines under NP 12-203; (ii) it is not aware of any subsequent actual or anticipated specified default; (iii) there are no insolvency proceedings against the Company; and (iv) there is no other material information concerning the affairs of the Company that has not been generally disclosed.

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ABOUT TRILLION

Trillion Energy International Inc. is a Canadian oil exploration company focused on Türkiye. The Company has an agreement to earn a 29% working interest in the M47 oil exploration block (C3 and C4 licences) located in the Cudi-Gabar petroleum province of Southeastern Türkiye. The earn-in includes funding a total of US$15 million for 2026 through 2028 work commitments. More information may be found on www.sedarplus.ca and on the Company’s website at www.trillionenergy.com.

Requests for further information should be directed to:

Trillion Energy International Inc.

Sean Stofer, CEO

David Thompson, Chief Financial Officer

Suite 700, 838 West Hastings Street

Vancouver, B.C., V6C 0A6

Phone: 1 (778) 819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com